UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 4)

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TD BANKNORTH INC.

(Name of the Issuer)

TD BANKNORTH INC.

THE TORONTO-DOMINION BANK

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

87235 A 10 1

(CUSIP Number of Class of Securities)

Carol L. Mitchell, Esq.	Brendan O’Halloran
Senior Executive Vice President,	The Toronto-Dominion Bank
General Counsel and Corporate Secretary	New York Branch
TD Banknorth Inc.	31 West 52 Street
P.O. Box 9540	New York, New York 10019-6101
Two Portland, Square	(212) 827-7000
Portland, Maine 04112-9540
(207) 761-8500

With Copies to:

Gerard L. Hawkins, Esq. Elias, Matz, Tiernan & Herrick LLP 734 15th Street, N.W. Washington, DC 20005 (202) 347-0300	Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52 Street New York, NY 10019 (212) 403-1000	Christopher A. Montague, Esq. The Toronto-Dominion Bank Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario M5K 1A2 (416) 982-8222	Lee A. Meyerson, Esq. Ellen Patterson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$3,188,527,204	$341,173

*                     For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) 98,441,015, the number of shares of common stock, par value $0.01 per share, of TD Banknorth (“Common Stock”) that are not owned by The Toronto-Dominion Bank or its affiliates and are proposed to be acquired in the merger, and (ii) the merger consideration of $32.33 per share, plus (y) $5,929,189 expected to be paid to holders of stock options to purchase 633,022 shares of Common Stock with an exercise price of less than $32.33 per share granted by TD Banknorth to purchase shares of Common Stock that expire no later than December 31, 2008 in exchange for the cancellation of such options ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .000107.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $341,173
Form or Registration No.:  Schedule l4A—Preliminary proxy statement
Filing Party:  TD Banknorth Inc.
Date Filed:  December 19, 2006

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 first filed on December 19, 2006 and amended on February 13, 2007, March 6, 2007 and March 19, 2007 by TD Banknorth Inc., a Delaware corporation (“TD Banknorth”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, The Toronto-Dominion Bank, a Canadian bank and the majority shareholder of TD Banknorth, and Bonn Merger Co., a newly-formed Delaware corporation and a wholly-owned subsidiary of The Toronto-Dominion Bank, in connection with the merger of Bonn Merger Co. with and into TD Banknorth (the “Merger”), with TD Banknorth as the surviving corporation.

The purpose of this Final Amendment is to report that (i) on April 18, 2007, at the special meeting of stockholders of TD Banknorth, TD Banknorth’s stockholders voted to approve and adopt the Agreement and Plan of Merger, dated as of November 19, 2006, among The Toronto-Dominion Bank, Bonn Merger Co. and TD Banknorth (the “Merger Agreement”) and (ii) on April 20, 2007, the transactions contemplated by the Merger Agreement were consummated. Bonn Merger Co. is not a filing party to this Final Amendment because it was merged with and into TD Banknorth.

The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of TD Banknorth, dated March 16, 2007, which was filed with the Securities and Exchange Commission on March 19, 2007. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

ITEM 15.         ADDITIONAL INFORMATION

Item 1011(b) of Regulation M-A

Item 15(b) is hereby amended and supplemented as follows:

On April 18, 2007, at the special meeting of stockholders of TD Banknorth, (i) the holders of a majority of all outstanding shares of TD Banknorth common stock, (ii) the holders of a majority of all such shares not owned by The Toronto-Dominion Bank and its affiliates and (iii) The Toronto-Dominion Bank, in its capacity as the holder of the outstanding share of TD Banknorth’s Class B common stock, voted to approve and adopt the Merger Agreement.

TD Banknorth filed a Certificate of Merger with the Secretary of State of the State of Delaware pursuant to which Bonn Merger Co. was merged with and into TD Banknorth on April 20, 2007.  As a result of the Merger: (i) TD Banknorth has become a wholly-owned subsidiary of The Toronto-Dominion Bank; (ii) each issued and outstanding share of TD Banknorth common stock (other than shares described in clause (iii) below, certain shares owned by direct or indirect wholly-owned subsidiaries of TD Banknorth and shares held by any holder who has properly demanded appraisal rights under Delaware law) have been converted into the right to receive $32.33 in cash; (iii) all shares of TD Banknorth common stock held by The Toronto-Dominion Bank or any subsidiary thereof (other than shares owned, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary or custodial capacity that are beneficially owned by third parties and any shares of TD Banknorth common stock held in respect of a debt previously contracted), in the aggregate, have been converted into one fully paid and nonassessable share of common stock of the surviving corporation; (iv) the one outstanding share of TD Banknorth Class B common stock held by The Toronto-Dominion Bank has been converted into one fully paid and nonassessable share of common stock of the surviving corporation; and (v) Bonn Merger Co. ceased to exist.  In addition, the TD Banknorth common stock is no longer listed on the New York Stock Exchange and the registration of TD Banknorth’s common stock under the Securities Exchange Act of 1934 will be terminated upon application to the Securities and Exchange Commission.

ITEM 16.         EXHIBITS

Item 1016(a) to (d), (f) and (g) of Regulation M-A

(a)(1)	Definitive Proxy Statement dated March 16, 2007 filed with the Securities and Exchange Commission on March 19, 2007*
(a)(2)	Form of proxy for the TD Banknorth special meeting, filed with the Proxy Statement*
(a)(3)	Form of additional soliciting materials for participants in the TD Banknorth 401(k) Plan for the TD Banknorth special meeting, filed with the Proxy Statement*
(b)	None.
(c)(1)	Opinion of Sandler O’Neill & Partners, L.P., attached as Annex B to the Proxy Statement*
(c)(2)	Financial analysis presentation materials presented by Sandler O’Neill & Partners, L.P. to the Special Committee and Board of Directors of TD Banknorth on November 18 and 19, 2006*
(c)(3)	Financial analysis presentation materials, dated November 13, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(4)	Financial analysis presentation materials, dated November 10, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(5)	Financial analysis presentation materials, dated November 3, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(6)	Financial analysis presentation materials, dated August 24, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*

(c)(7)	Supplemental financial analysis materials, dated August 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(8)	Financial analysis presentation materials, dated July 31, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(9)	Supplemental financial analysis materials, dated July 20, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(10)	Financial analysis presentation materials, dated July 18, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(11)	Financial analysis presentation materials, dated June 27, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(12)	Financial analysis presentation materials, dated November 18, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of The Toronto-Dominion Bank*
(c)(13)	Financial analysis presentation materials, dated July 26, 2006, prepared by Goldman, Sachs & Co. for The Toronto-Dominion Bank*
(c)(14)	Financial analysis presentation materials, dated November 14, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co., attached as Annex A to the Proxy Statement*
(d)(2)

Voting Agreement, dated as of November 19, 2006, between The Toronto-Dominion Bank and Private Capital Management, L.P. (incorporated by reference to the amended Schedule 13D filed by The Toronto-Dominion Bank with respect to its beneficial ownership of TD Banknorth common stock on November 21, 2006)

(d)(3)

Amended and Restated Stockholders Agreement, dated as of August 25, 2004, among The Toronto-Dominion Bank, Banknorth Group, Inc. and TD Banknorth (incorporated by reference to Appendix D to the proxy statement/prospectus, dated January 11, 2005, included in the Registration Statement on Form S-4/F-4 filed by TD Banknorth and The Toronto-Dominion Bank (SEC File Nos. 333-119517/119519))

(d)(4)

Letter Agreement between William J. Ryan and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(5)

Letter Agreement between Peter J. Verrill and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(6)

Letter Agreement between Stephen J. Boyle and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(7)

Letter Agreement between Carol L. Mitchell and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(8)	Press release of TD Banknorth and The Toronto-Dominion Bank dated April 18, 2007
(d)(9)	Press release of TD Banknorth and The Toronto-Dominion Bank dated April 20, 2007
(f)	Section 262 of the General Corporation Law of the State of Delaware, attached as Annex C to the Proxy Statement*
(g)	None.

*                    Previously filed.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2007

TD BANKNORTH INC.
By:	/s/ William J. Ryan
Name:	William J. Ryan
Title:	Chairman
THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Definitive Proxy Statement dated March 16, 2007 filed with the Securities and Exchange Commission on March 19, 2007*
(a)(2)	Form of proxy for the TD Banknorth special meeting, filed with the Proxy Statement*
(a)(3)	Form of additional soliciting materials for participants in the TD Banknorth 401(k) Plan for the TD Banknorth special meeting, filed with the Proxy Statement*
(b)	None.
(c)(1)	Opinion of Sandler O’Neill & Partners, L.P., attached as Annex B to the Proxy Statement*
(c)(2)	Financial analysis presentation materials presented by Sandler O’Neill & Partners, L.P. to the Special Committee and Board of Directors of TD Banknorth on November 18 and 19, 2006*
(c)(3)	Financial analysis presentation materials, dated November 13, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(4)	Financial analysis presentation materials, dated November 10, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(5)	Financial analysis presentation materials, dated November 3, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(6)	Financial analysis presentation materials, dated August 24, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(7)	Supplemental financial analysis materials, dated August 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(8)	Financial analysis presentation materials, dated July 31, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(9)	Supplemental financial analysis materials, dated July 20, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(10)	Financial analysis presentation materials, dated July 18, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors.*
(c)(11)	Financial analysis presentation materials, dated June 27, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(c)(12)	Financial analysis presentation materials, dated November 18, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of The Toronto—Dominion Bank*

(c)(13)	Financial analysis presentation materials, dated July 26, 2006, prepared by Goldman, Sachs & Co. for The Toronto—Dominion Bank*
(c)(14)	Financial analysis presentation materials, dated November 14, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Special Committee of the TD Banknorth Board of Directors*
(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co., attached as Annex A to the Proxy Statement*
(d)(2)

Voting Agreement, dated as of November 19, 2006, between The Toronto-Dominion Bank and Private Capital Management, L.P. (incorporated by reference to the amended Schedule 13D filed by The Toronto-Dominion Bank with respect to its beneficial ownership of TD Banknorth common stock on November 21, 2006)

(d)(3)

Amended and Restated Stockholders Agreement, dated as of August 25, 2004, among The Toronto-Dominion Bank, Banknorth Group, Inc. and TD Banknorth (incorporated by reference to Appendix D to the proxy statement/prospectus, dated January 11, 2005, included in the Registration Statement on Form S-4/F-4 filed by TD Banknorth and The Toronto-Dominion Bank (SEC File Nos. 333-119517/119519))

(d)(4)

Letter Agreement between William J. Ryan and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(5)

Letter Agreement between Peter J. Verrill and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(6)

Letter Agreement between Stephen J. Boyle and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(7)

Letter Agreement between Carol L. Mitchell and TD Banknorth Inc., dated as of November 19, 2006 (incorporated by reference to the amended Current Report on Form 8-K filed by TD Banknorth on November 22, 2006)

(d)(8)	Press release of TD Banknorth and The Toronto-Dominion Bank dated April 18, 2007
(d)(9)	Press release of TD Banknorth and The Toronto-Dominion Bank dated April 20, 2007
(f)	Section 262 of the General Corporation Law of the State of Delaware, attached as Annex C to the Proxy Statement*
(g)	None.

*                    Previously filed.